Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
News Release
NOVA Chemicals Corporation Completes Private Placement and Announces Early Tender Results of Tender Offer and Consent Solicitation for Its 8.375% Senior Notes Due 2016
Calgary, Alberta (July 30, 2013) - NOVA Chemicals Corporation (the “Company” or “NOVA Chemicals”) today announced that it has closed its private placement of $500 million aggregate principal amount of 5.25% Senior Notes due 2023.
The Company also announced that, as of 5:00 P.M., New York City Time, on July 29, 2013 (the “Consent Payment Deadline”), the Company received valid tenders and consents from holders of $278,698,000 in aggregate principal amount of its 8.375% Senior Notes due 2016 (CUSIP No. 66977W AK5) (the “Notes”) as part of its previously announced tender offer and consent solicitation for the Notes. This represents 79.63% of the outstanding aggregate principal amount of Notes.
The Company expects to accept for purchase all Notes validly tendered and not withdrawn prior to the Consent Payment Deadline (and all related consents) on July 30, 2013 (the “Initial Payment Date”). Holders of such Notes accepted for purchase will receive the total consideration of $1,061.60 per $1,000 principal amount of Notes, plus accrued and unpaid interest, which amount includes the consent payment of $30.00 per $1,000 principal amount of Notes.
The consents received from holders exceed the amount needed to adopt the proposed amendments to the indenture governing the Notes (the “Indenture”). Accordingly, the Company has executed a supplemental indenture (the “Supplemental Indenture”) that will, among other modifications, eliminate substantially all of the restrictive covenants and the reporting covenant of the Indenture with respect to the Notes (but not any other series of notes issued under the Indenture). In addition, the Supplemental Indenture will provide for a shorter notice period to holders whose Notes are to be redeemed (not less than 3 days before a redemption date instead of not less than 30 days as currently required under the Indenture). The Supplemental Indenture will become effective on the Initial Payment Date.
The tender offer remains open and is scheduled to expire at 11:59 P.M., New York City Time, on August 12, 2013, unless extended or earlier terminated (the “Expiration Date”). Holders who validly tender their Notes and deliver their consents after the Consent Payment Deadline but by the Expiration Date will receive the offer consideration of $1,031.60 per $1,000 principal amount of Notes, plus accrued and unpaid interest, if such Notes are accepted for purchase, but will not receive the consent payment of $30.00 per $1,000 principal amount of Notes.
Withdrawal rights for the tender offer and consent solicitation expired at 5:00 P.M., New York City Time, on July 29, 2013. Accordingly, holders may not withdraw Notes or revoke consents (whether previously or hereafter tendered and delivered) except in the limited circumstances as contemplated in the Company's Offer to Purchase and Consent Solicitation Statement dated July 16, 2013 (the “Offer to Purchase”) or as required by law.
The tender offer is subject to the satisfaction or waiver of certain conditions, including a financing condition. The complete terms and conditions of the tender offer and consent solicitation are described in the Offer to Purchase and the related Letter of Transmittal and Consent dated July 16, 2013 (the “Letter of Transmittal”). Requests for documents may be directed to D.F. King & Co., Inc., as tender agent and information agent (the “Tender Agent”), by phone at (800) 578-5378 (U.S. toll-free) or (212) 269-5550 (banks and brokers), or in writing at 48 Wall Street - 22nd Floor, New York, New York 10005. The Offer to Purchase and the Letter of Transmittal also address certain U.S. federal income tax consequences. Holders should seek their own advice based on their particular circumstances from an independent tax advisor.
The Company has retained Barclays Capital Inc. to serve as the dealer manager and solicitation agent (the “Dealer Manager”) for the tender offer and consent solicitation. Persons with questions regarding the tender offer and consent solicitation should contact Barclays Capital Inc. at (800) 438-3242 (toll free) or (212) 528-7581 (collect). You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance.
None of the Company, the Dealer Manager or the Tender Agent makes any recommendation as to whether holders should tender their Notes pursuant to the tender offer or consent to the proposed amendments to the Indenture, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender Notes and deliver consents, and, if so, the principal amount of Notes to tender.
This news release does not constitute an offer to purchase, a solicitation of an offer to sell nor a solicitation of consents with respect to, any Notes or other securities, nor shall there be any purchase of Notes or solicitation of consents in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The tender offer and consent solicitation are being made solely by the Offer to Purchase and the Letter of Transmittal. In any jurisdiction where the laws require the tender offer and consent solicitation to be made by a licensed broker or dealer, they will be deemed made on behalf of the Company by Barclays Capital Inc. or by one or more registered brokers or dealers under the laws of such jurisdiction. The tender offer and consent solicitation are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.
is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.

Media and Investor inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: markowp@novachem.com
Forward-Looking Statements: This news release contains forward-looking statements with respect to NOVA Chemicals Corporation. By its nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that the Company's assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on March 1, 2013 as well as other filings with the SEC which can be obtained on the Company's website at http://www.novachemicals.com or the SEC's website at http://www.sec.gov. Readers are specifically referred to those documents.
The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, the Company undertakes no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.